Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-4 of our reports dated April 25, 2008, relating to the financial statements and financial statement schedule of Best Buy Co., Inc., and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Best Buy Co., Inc.’s change, effective March 4, 2007, in its method of accounting for uncertain tax benefits), and the effectiveness of Best Buy Co., Inc.’s  internal control over financial reporting, appearing in the Annual Report on Form 10-K of Best Buy Co., Inc. for the year ended March 1, 2008, and to the references to us under the headings “Selected Financial Data” and “Experts” in the Prospectus, which are part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
December 1, 2008